Chunghwa  Telecom

June 10, 2013

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2013

1)               Sales volume (NT$ Thousand)

Period	Items	2013	2012	Changes	%

May	Net sales	18,589,022	18,030,506	(+)558,516	(+)3.10%

Jan-May	Net sales	93,704,420	91,535,647	(+)2,168,773	(+)2.37%

b                  Trading purpose : None